

August 23, 2012

<u>Via E-mail</u>
Xiaohong Feng
Chief Executive Officer
China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

> **RE:** **China Housing & Land Development, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed August 14, 2012**
> **File No. 1-34065**

Dear Mr. Feng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Item 2. Properties, page 29</u>

1. Please expand your disclosure to address the adequacy of your facilities as required by Instruction 1 to Item 102 of Regulation S-K. Address the business purpose of the new office building referenced on page 65.

Gross profit and profit margin, page 36

2. You disclose that during the fourth quarter of 2011 you changed your revenue estimate and cost estimates for the Puhua project. Please expand your disclosure to quantify the effect of revisions. Refer to ASC 605-35-50-9 for guidance.

Cash Flow Discussion, page 43

3. The approximate 110% increase in accounts receivable had a material adverse impact on your reported operating cash flow deficit. Please explain in MD&A why this variance was disproportionate to the corresponding annual and quarterly sales variances. Absent a substantive explanation, it would appear that there has either been a material change in your collection terms, or revenue recognition policies, or in the aging of your receivables portfolio. See Item 501.04 of the Financial Reporting Codification.

4. Section 501.13.b.1 of the Financial Reporting Codification addresses the disclosure implications of legal restrictions on accessibility to cash flows. We note your disclosures on page 20, and further understand that the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Please expand your disclosure to address this issue and to quantify the amounts of cash payments made each period by the PRC subsidiary to the US holding company.

Commitments, page 44

5. Please revise the table to include your long-term debt obligations pursuant to Item 303(a)(5) of Regulation S-K.

Statement of Operations, page 48

6. Your calculation of "Net Income From Business Operations" is a non-GAAP financial measure and must be deleted from your Statements of Operations pursuant to Item 10(e)(ii)(C) of Regulation S-K. Any presentation of a "Net income" measure must conform to GAAP. Further, there is no apparent GAAP basis for measuring income inclusive of financing costs but exclusive of derivative fair value changes. Please revise.

Note 8, page 65

7. Please explain in MD&A the 38% decline in 2011 depreciation expense.

Note 9, page 65

8. We note that your $51.3 million development right comprises over 10% of your total assets. It appears that this asset was initially recognized as a component of the intangibles acquired in the May 2007 New Land merger. Please explain to us why the carrying value

of this asset substantially exceeds the $2.26 million independently appraised value referenced on page 6 of your August 14, 2007 filing signed by your current Chairman, Lu Pingji. ASC 805-20-30-1 requires that assets acquired in a business combination be recognized at their acquisition-date fair values.

9. Note 2 to your September 30, 2007 form 10-Q discloses that management was in the process of obtaining information to substantiate the amount due from the Baqiao government for infrastructure services performed. This information was obtained prior to December 31, 2007 resulting in a $11,243,231 receivable. However, it appears that instead of allocating New Land purchase price to this acquired asset, you instead recognized the amount as revenue. It appears that your current development rights asset may be overstated by $11,243,231 which is material to the asset balance and to your total equity. Please tell us how your accounting complied with ASC 805-10-25-14.

10. We understand that New Land conducted infrastructure development activities on the 487 acre Baqiao Park project between July 2003 and May 2007 and that this investment approximated $8.8 million. Under New Land's 2006 agreement with the Baqiao government, New Land would be given the exclusive right to obtain a land use right on the 487 acres in exchange for its installation and maintenance of all basic property infrastructure. We understand that you and/or New Land had paid $29,694,103 through December 31, 2007 to the Baqiao government for deposits on the land use rights. Please explain in MD&A why you have still not obtained any land use rights on the 487 acres even though you have invested $115.8 million in the Puhua project which comprises 79 of the 487 acres. Also, please disclose the factors which will impact your ability to obtain the land use rights. Further, disclose when you expect to secure the rights and how much you expect to pay for the rights. See Item 303(a)(1) of Regulation S-K.

11. We understand that $1,157,758 of the development rights asset was amortized in 2007 in connection with your recognition of $35.2 million Baqiao infrastructure and land sale revenue. Please tell us why you amortized $4.6 million in 2009 even though no project revenue was recognized in that year. Further, please tell us why no amortization was recognized in either 2010, 2011 or 2012 even though significant project Puhua revenue was recognized in these periods (page 35).

Note 16, page 70

12. Please explain to us why your acquisition of the 25% non-controlling interest was not accounted for as an equity transaction consistent with the guidance in ASC 810-10-45-23. In your response, please provide us with the May 10, 2010 Agreement and clarify for us when and how the 25% interest in the JV was transferred to you. Identify any Prax Capital owners or officers who are also owners or officers of the Registrant or its affiliates.

13. Given the materiality of the $30m and $31m payments to acquire non-controlling interests, please separately present this activity in your Statements of Cash Flows. It

appears that these transactions should be classified as investing activities consistent with the guidance in ASC 230-10-45-13b.

Note 17, page 72

14. Please identify for us the specific transactions which primarily generated the $11,220,073 deferred tax liability related to intangible assets. Disclose the portion of your intangible assets that are not deductible for PRC tax purposes. The balance appears material to total equity. Compliance with ASC 740-10-25 should be clearly evident.

Note 23 – Segmented Reporting, page 76

15. You disclose on page 77 that during fiscal years 2010 and 2009 you had only one reportable segment. We note that for fiscal year 2011 you now have 2 reportable segments. If an operating segment is identified as a reportable segment in the current period due to the quantitative thresholds, prior-period segment data presented for comparative purposes shall be restated to reflect the newly reportable segment as a separate segment even if that segment did not satisfy the criteria for reportability in ASC paragraph 280-10-50-12. It appears the data is readily available given the construction revenue and cost of sales data on pages 48 and 75. Please revise per ASC 280-10-50-17.

Item 9.A, page 78

16. Please quantify for us the impact that the sales cut-off internal control issue had on your reported sales and net income for each quarter in 2011. It appears the impact may have been material given that your 2011 4th quarter gross margin on real estate sales was only 14% whereas that margin in the 3rd quarter was 30% and your 2010 4th quarter margin was 28%. If the error materially impacted quarterly operating results, then either restate the effected reports or provide a SAB 99 analysis which supports a determination that a restatement is not required. Further, please note that any unusual 4th quarter transactions or accounting adjustments that materially impacted operating results for that quarter must be quantified and explained in MD&A pursuant to ASC 270-10-50-2.

17. You disclose on page 79 that except for certain deficiencies you concluded that your internal control over financial reporting was effective as of December 31, 2011. Given the exceptions you identified it remains unclear whether your chief executive officer and chief financial officer have concluded that your internal control over financial reporting was effective. For example, if true, you can state that your internal control over financial reporting was effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the your internal control over financial reporting was determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your internal control over financial reporting was not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your internal control over financial reporting was effective except to the extent they are not effective. Please amend your filing to revise

your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your internal control over financial reporting. Refer to Item 308(a)(3) of Regulation S-K for guidance, which requires disclosure of any material weakness in your internal control over financial reporting identified by management. Management is not permitted to conclude that your internal control over financial reporting is effective if there are one or more material weaknesses in your internal control over financial reporting.

18. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

- How do you evaluate and assess internal control over financial reporting?

  In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

  If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

- How do you maintain your books and records and prepare your financial statements?

  If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

  If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

- What is the background of the people involved in your financial reporting?

  We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
  o what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

    o   what relevant education and ongoing training he or she has had relating to U.S. GAAP;
    o   the nature of his or her contractual or other relationship to you;
    o   whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
    o   about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
    o   the name and address of the accounting firm or organization;
    o   the qualifications of their employees who perform the services for your company;
    o   how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
    o   how many hours they spent last year performing these services for you; and
    o   the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
    o   why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
    o   how many hours they spent last year performing these services for you; and
    o   the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

- Do you have an audit committee financial expert?

  Please identify for us and disclose in future filings the audit committee financial expert, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

Director Compensation, page 84

19. With a view toward future disclosure, please provide us with a narrative to the director compensation table that describes the material compensation arrangements you have with your directors, identifying also the fees received by a director in connection with his

services as a member or chairman of a committee. Refer to Item 403(r)(3) of Regulation S-K.

Item 14, page 85

20. Please revise the filing to describe the nature of the services which comprised the significant audit-related fees reported for 2010 and 2011. Also, tell us whether the auditor provided any of the "Non-audit services" referenced in Article 2-01(c)(4) of Regulation S-X. In addition, please tell us the percentage of hours expended on MSCM's engagement to audit the registrant's financial statements for the most recent fiscal year that were attributed to work performed by persons other than MSCM's full-time, permanent employees. If the percentage exceeds 50% then the actual percentage must be disclosed in the filing. See the instructions to Form 10-K Item 14.

General

21. We remind you that when you file your amended Form 10-K and Form 10-Q, you should appropriately consider the following:

- any explanatory paragraph in a reissued audit opinion;
- a full update to all affected portions of the document, including MD&A;
- updated Item 9A. disclosures should include the following:
    - a discussion of any restatement and the facts and circumstances surrounding it,
    - how any restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures, changes to internal controls over financial reporting, and anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature with reference to Items 307 and 308(c) of Regulation S-K;
- include updated certifications.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Exhibits, page 42

22. Please amend the quarterly report to include the interactive data exhibits required by Item 601(b)(101) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 with any legal related questions.

Sincerely,

/s/ Pamela Long

for Terence O'Brien
Accounting Branch Chief